Exhibit 99.1

QTREX Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Requirement

Shares back above $1.00 for 6 consecutive trading days

Ness Ziona, Israel, Oct. 09, 2026 (GLOBE NEWSWIRE) -- QTREX Quantum Ltd. (Nasdaq: QTEX) (“QTREX” or the “Company”), a company focused on advancing Additively Manufactured Electronics (“AME”) for quantum computing infrastructure, announced today that on October 5, 2026 it received a written notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, for the 30 consecutive business days from August 20, 2026 through October 1, 2026, the closing bid price of the Company’s ordinary shares had been below the minimum of $1.00 per share required for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2).

The notification has no immediate effect on the listing or trading of the Company’s ordinary shares, which continue to be listed and traded on The Nasdaq Capital Market under the symbol “QTEX”. Since the end of the measurement period covered by the notification, the closing bid price of the Company’s ordinary shares has been above $1.00 per share on each of the 6 consecutive business days from October 2, 2026 through October 9, 2026.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided a period of 180 calendar days from the date of the notification, or until April 3, 2027, to regain compliance with the minimum bid price requirement. If at any time during this period the closing bid price of the Company’s ordinary shares is at least $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide the Company with written confirmation of compliance and the matter will be closed.

About QTREX Quantum

QTREX Quantum Ltd. (Nasdaq: QTEX) is a technology company focused on advanced connectivity and electronics manufacturing solutions for quantum computing and other advanced hardware markets. Following its acquisition of the AME platform, the Company is developing high-density, thermally optimized quantum connectivity solutions for dilution cryostats and advancing AME applications for defense, aerospace, missile, space, and other mission-critical environments. The Company also continues to advance its medical technology portfolio, including respiratory support and blood monitoring platforms, while actively working to monetize certain parts of the medical business.

For more information, please visit: www.q-trex.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses its anticipated share performance, its efforts to regain compliance with Nasdaq regulations, and the timing and effects thereof. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements. More detailed information about the risks and uncertainties affecting the Company is contained under “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission.

Company Contact

QTREX Quantum
Email: info@q-trex.com
Phone: +972-9-9664485